Exhibit 99.2

AMENDMENT NO. 2 TO EMPLOYMENT AGREEMENT

DATED DECEMBER 1, 2007

This agreement shall serve as a second amendment to the Employment Agreement dated December 1, 2007 between Snap Interactive, Inc. (formerly known as Etwine Holdings, Inc.) (“the Company”), a Delaware Corporation at 366 North Broadway, Suite 41042, Jericho, NY 11753, and Darrell Lerner, (“Employee”) c/o Snap Interactive, Inc., 366 North Broadway, Suite 41042, Jericho, NY 11753 (“Employment Agreement”).

IN CONSIDERATION of the mutual covenants contained in this Amendment to the Employment Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Employee agree as follows:

IN CONSIDERATION of the mutual covenants contained in this Amendment to the Employment Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Employee agree that the original terms of the Employment Agreement and all amendments thereto shall continue until such time as a new employment agreement for the Employee is executed. The following shall be the only change to the previous terms of the Employment Agreement:

1. Compensation. Effective January 1, 2010, the Employee shall receive an annual salary of $180,000 to be paid in accordance with the original terms of the Employment Agreement. In addition, the Employee shall receive 300,000 shares of restricted common stock which will vest upon the earlier of three (3) years or in the event that there is a change in control of the Company as a result of a reorganization, merger, consolidation, or sale of all or substantially all of the assets of the Company. Such stock shall be subject to continued employment with the Company at the time of vesting. The Employee shall no longer be entitled to the following stock options which were originally issued pursuant to the Employment Agreement: options to purchase one million shares of the Company's Common Stock at prices of $0.70 and $1.50 (500,000 @ $0.70 and 500,000 @ $1.50) which vested immediately and exercisable by the Employee at any time until December 2012. Such options were issued prior to the 3-1 forward split undertaken by the Company in January 2010 and therefore represented the option to purchase three million shares of the Company's Common Stock on the adjusted prices based on the above. Notwithstanding same in consideration for the issuance of the restricted shares set forth in this Amendment all options are hereby deemed cancelled.

2. Indemnification. To the extent permitted by law, the Company will indemnify and hold the Employee harmless against any liability, damage, cost or expense incurred in connection with the defense of any action, suit or proceeding to which he is a party, or threat thereof, to the extent permitted by applicable law; provided, however, that this indemnity shall not apply if the Employee is determined by a court of competent jurisdiction to have acted against the interests of the Company with gross negligence, gross misconduct, or gross malfeasance.

Promptly after receipt by the Employee under this section of notice of the commencement of any action (including any governmental action), Employee shall, if a claim in respect thereof is to be made against Employee under this section, deliver to the Company a written notice of the commencement thereof and the Employee shall have the right to participate in, and, to the extent the Employee so desires to assume the defense thereof with counsel selected by the Company and approved by the Employee (whose approval shall not be unreasonably withheld); provided, however, that the Employee shall have the right to retain one separate counsel, with the fees and expenses to be paid by the Company, if representation of the Employee by the counsel retained by the Company would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding.

If the indemnification provided for in this section is held by a court of competent jurisdiction to be unavailable to the Employee with respect to any loss, liability, claim, damage, or expense referred to therein, then the Company, in lieu of indemnifying the Employee hereunder, shall contribute to the amount paid or payable by the Employee as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the Employee party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Company and the Employee shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the alleged omission to state a material fact relates to information supplied by the Company or by the Employee and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

IN WITNESS WHEREOF, this Amendment has been executed as of the date and year first above written.

The “Company”

Attest:	Snap Interactive, Inc.

/s/ Clifford Lerner	/s/ Clifford Lerner
Secretary	Name: Clifford Lerner
Title: President and Chief Employee Officer

The “Employee”

/s/ Darrell Lerner
Witness	Darrell Lerner

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